                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE TO
                                 (RULE 14D-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.
                               (Amendment No. 1)*
                   MIDWEST MEDICAL INSURANCE HOLDING COMPANY
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

         MIDWEST MEDICAL INSURANCE HOLDING COMPANY (OFFEROR AND ISSUER)
--------------------------------------------------------------------------------
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                      CLASS A COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                 David P. Bounk
                     President and Chief Executive Officer
                        7650 Edinborough Way, Suite 400
                           Minneapolis, MN 55435-5978
                                 (612) 838-6700
--------------------------------------------------------------------------------
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                With copies to:
                                Ross C. Formell
                              Best & Flanagan LLP
                      601 Second Avenue South, Suite 4000
                           Minneapolis, MN 55402-4331
                                 (612) 339-7121
--------------------------------------------------------------------------------

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------------------
            Transaction Valuation*                          Amount of Filing Fee
                 $155,603,000                                    $3,112.06
---------------------------------------------------------------------------------------------

* Set forth the amount on which the filing fee is calculated and state how it was determined. -- Based upon the book value of the securities acquired, pursuant to SEC Rule 0-11.

[ ] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
    0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.
Amount Previously Paid:
--------------------------------------------------------------------------------
Form of Registration No.:
--------------------------------------------------------------------------------
Filing Party:
--------------------------------------------------------------------------------
Date Filed:
--------------------------------------------------------------------------------

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] THIRD-PARTY OFFER SUBJECT TO RULE 14D-1.

[X] ISSUER TENDER OFFER SUBJECT TO RULE13E-4.

[X] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

     Incorporated by reference to Offering Circular filed herewith.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The issuer is also the filing person. The name, address and telephone number of the issuer and filing person are Midwest Medical Insurance Holding Company, 7650 Edinborough Way, Suite 400, Minneapolis, Minnesota 55435; (612) 838-6700. The issuer is referred to herein as the "Company."

     (b) The securities that are the subject of this exchange offer are the issuer's Class A Common Stock, $.01 par value (the "Class A Shares"). As of March 31, 2000, there were 122,734 Class A Shares outstanding.

     (c) There is no established trading market for the Class A Shares.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     The issuer is also the filing person. The name, address and telephone number of the issuer and filing person are Midwest Medical Insurance Holding Company, 7650 Edinborough Way, Suite 400, Minneapolis, Minnesota 55435; (612) 838-6700. The issuer is referred to herein as the "Company."

ITEM 4. TERMS OF THE TRANSACTION.

     (a) Incorporated by reference to Offering Circular filed herewith.

     (b) The Company expects to purchase Class A Shares from any director, officer or affiliate of the Company owning such shares as part of the exchange offer. The terms of such purchases will be the same as for all other shareholders of the Class A Shares.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENT.

     Incorporated by reference to Offering Circular filed herewith.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Incorporated by reference to Offering Circular filed herewith.

     (b) Class A Shares that are tendered to the Company in connection with the exchange offer will be returned to authorized but unissued shares of the Company's common stock. The Company has no present intention to reissue such shares.

     (c) The Company has no plans or proposals that relate to or would result in:

             (1) The Company does not have any plans to engage in any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; except that if the Company does not acquire all outstanding Class A Shares in this tender offer, it may seek to acquire the remaining shares through a merger with a newly formed entity controlled by the Company. The remaining Class A shareholders would receive the same consideration in such a merger as is being offered in the tender offer. The Board of Directors has not yet determined whether or not it will proceed with such a merger.

             (2) Any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

             (3) Any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

             (4) Any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

             (5) Any other material change in the Company's corporate structure or business;

             (6) Any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association.

             (7) Any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; except that the Class A Shares will be eligible for termination of registration if there are fewer than 300 shareholders thereof upon conclusion of the tender offer.

             (8) The suspension of the Company's obligation to file reports under Section 15(d) of the Exchange Act;

             (9) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

             (10) Any changes in the Company's articles, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Incorporated by reference to Offering Circular filed herewith.

     (b) Incorporated by reference to Offering Circular filed herewith.

     (c) Incorporated by reference to Offering Circular filed herewith.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Incorporated by reference to Offering Circular filed herewith.

     (b) Neither the Company, nor, to the best of the Company's knowledge, any of its directors, executive officers or affiliates, or any of the directors or executive officers of any of its subsidiaries, or any associate or majority-owned subsidiary of the Company, or any retirement plan of any such person, has engaged in any transaction involving the Class A Shares during the period of 60 business days prior to the date hereof, except that the Company has redeemed 1,498 Class A Shares during the past 60 days pursuant to the redemption provisions of these shares. The shares were redeemed at an average price of $63.18 per share, according to the terms of the shares.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) No persons or classes of persons have been directly or indirectly employed, retained, or are to be compensated to make solicitations or recommendations in connection with the transaction.

ITEM 10. FINANCIAL STATEMENTS.

     (a)(1) and (a)(2) The Consolidated Financial Statements included in Part I,
            Item 8, of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, are incorporated herein by reference. The Financial Statements are available at the address of the Company set forth in Item 2(a).

     (a)(3) Not Applicable.

     (a)(4) The book value per share of the Class A Shares was $1,259.85 on December 31, 1999.

     (b) Incorporated by reference to Offering Circular filed herewith.

ITEM 11. ADDITIONAL INFORMATION.

     (a)(1) Not applicable.

     (a)(2) The loan to the Company from its insurance company subsidiary will require a filing of prior notification and an amendment to the Company's registration with the Minnesota Department of Commerce.

     (a)(3) Not applicable.

     (a)(4) Not applicable.

     (a)(5) Not applicable.

ITEM 12. EXHIBITS

     1. Forms of Cover letters to Offering Circular, filed herewith.

     2. Offering Circular, dated May 8, 2000, filed herewith.

     3. Form of Letter of Acceptance, filed herewith.

     4. Form of Note between the Company and Midwest Medical Insurance Company, filed herewith.

     5. Governance Agreement between the Company and the Minnesota Medical Association, dated November 30, 1988, relating to the election of directors. (Incorporated herein by reference to the Company's Registration Statement on Form S-4, filed November 24, 1992, as amended, SEC File No. 33-55062.)

     6. Voting Trust Agreement between the Minnesota Medical Association and the Voting Trustees dated July 1, 1993. (Incorporated by reference to the Company's Registration Statement on Form S-4, filed November 24, 1992, as amended, SEC File No. 33-55062.)

     7. Consent of Ernst & Young LLP

     8. Schedule 14A Proxy Statement filed by the Company on April 26, 2000 (incorporated herein by reference).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

ITEM 13A. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

     (a) Incorporated by reference to Offering Circular filed herewith.

     (b) Incorporated by reference to Offering Circular filed herewith.

     (c) Incorporated by reference to Offering Circular filed herewith.

     (d) Incorporated by reference to Offering Circular filed herewith.

ITEM 13B. FAIRNESS OF THE TRANSACTION.

     (a) The Company believes that the exchange offer is fair to shareholders of the Class A Shares. None of the Company's directors dissented to, or abstained from, voting on the exchange offer.

     (b) Incorporated by reference to the Offering Circular filed herewith.

     (c) The exchange offer is contingent on approval of 95 percent of the holders of the Class A Shares, but has not been structured to require the approval of at least a majority of unaffiliated security holders.

     (d) Directors who are not employees of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders in the exchange offer.

     (e) The exchange offer was approved by all of the directors of the Company.

     (f) No other offer for the Class A Shares was received.

ITEM 13C. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

     (a) The Company has not received any report, opinion (other than an opinion of counsel) or appraisal from an outside party materially related to the exchange offer.

     (b) Not applicable.

     (c) Not applicable.

ITEM 13D. THE SOLICITATION OR RECOMMENDATION.

     (d) To the best of the Company's knowledge, each director or affiliate of the Company is expected to exchange their Class A Shares pursuant to the exchange offer. No executive officers of the Company hold any Class A Shares.

     (e) The directors of the Company have recommended in the Offering Circular that the holders of the Class A Shares exchange their Class A Shares in the exchange offer.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   [/s/ David P. Bounk]
                                          --------------------------------------

                                                       (Signature)


                                            David P. Bounk, President and CEO
                                          --------------------------------------
                                                     (Name and Title)

                                                      April 26, 2000
                                          --------------------------------------
                                                          (Date)